

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3030

April 2, 2010

VIA U.S. MAIL

Anson Chan
Chief Financial Officer
Omnivision Technologies, Inc.
4275 Burton Drive
Santa Clara, California 95054

> **Re:     Omnivision Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2009**
> **Filed July 1, 2009**
> **File No.  000-29939**

Dear Anson Chan:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief